# Methven & Associates
# Professional Corporation

Bruce E. Methven

Of Counsel:
Kristin Castle
Jamin Horn

Attorneys
2232 Sixth Street
Berkeley, California 94710

E-mail  jhorn@MethvenLaw.com
Web site  www.MethvenLaw.com

Telephone
(510) 649-4019

Fax
(510) 649-4024

August 1, 2014

Filing Desk
*Securities & Exchange Commission*
100 F Street NE
Washington DC 20549
Attn: Matthew Crispino

Re: Sonasoft Corp. Annual Reports and Publicly Available Information

Dear Mr. Crispino,

We are counsel to Sonasoft Corp. with regard to this filing with the Securities and Exchange Commission. Sonasoft's Amendment No. 11B to the Regulation A Offering Statement is made solely to change the price of the stock offering from $0.05 per share to $0.025 per share and to increase the amount of stock offered such that the aggregate offering amount continues to be $5,000,000. Thus Sonasoft is offering for sale 200,000,000 shares as opposed to 100,000,000.

Enclosed with this letter is Amendment No. 11B in track changes form so that you are able to quickly locate the changes that were made. Specifically, Amendment No. 11B addressed the comments as outlined in the SEC letter dated July 16, 2014 with the File No. 024-10327

We have also attached a clean version of the updated Amendment No. 11.

If there are any further documents that you require or there is any assistance I can provide please do not hesitate to contact me.

Very truly yours,



Jamin P. Horn